Exhibit 99.4

March 5, 2015

FieldPoint Petroleum Corporation
609 Castle Ridge Road, Suite 335
Austin, TX  78746
Attn: Mr. Phil Roberson

Re:	2014 Year-End SEC Reserve Evaluation FieldPoint Petroleum Corporation Lee & Bastrop Counties, Texas

Executive Summary

Pinnacle Energy Services, LLC (“Pinnacle”) has performed a reserve and economic evaluation on certain oil and gas assets of FieldPoint Petroleum Corporation (“FieldPoint”) as of January 1, 2015. The properties are located in the Serbin Field in Lee and Bastrop Counties, Texas and are operated by Riley Exploration Group (“Riley”).Well names, interests, and other well information are provided on the attached Exhibit A. Information used in the evaluation was provided by FieldPoint, Riley and supplemented by data gathered from public sources. Summary results of this analysis are located below and details are presented in accompanying exhibits.

This evaluation was performed using SEC reserve standards and SEC pricing as discussed below. The report includes five (5) Proved Developed Producing (PDP) cases and four (4) Proved Undeveloped (PUD) cases. It should be noted that the PDP case named ‘All Vertical Wells (143)’ is a summary of 143 older vertical wells.

As presented in the accompanying summary projections, the net reserves and future net cash flows as of January 1, 2015 are as follows (Volumes in MBBLs and MMcf, Values in M$):

		Net Reserves		Net	Net	NPV
	Number of	Oil	Gas	Capital	Cashflow	Disc @ 10%
Reserve Class	Cases	MBBL	MMCF	M$	M$	M$

PDP	5	114	97	$0	$5,753	$3,753
PUD	4	63	39	$3,122	$2,043	$745
Total Proved	9	178	136	$3,122	$7,796	$4,498

Property Descriptions and Reserve Estimates

The Serbin Field produces from the Taylor formation. Historical development has been through vertical wells. Riley has recently completed eight horizontal Taylor formation wells within and adjacent to the existing vertical wells, with FieldPoint owning an interest in four of those.

Pinnacle Energy Services, LLC
9420 Cedar Lake Ave, Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700   www.PinnacleEnergy.com

One hundred forty-three (143) vertical wells and four horizontal wells were on production as of December 31, 2014. Remaining reserves for these properties were determined by decline curve analysis and analogy. Production plots for each well showing historical production and forecasts are included in the attachments. As mentioned earlier, all vertical wells were combined into a single case.

Future development of the field has been broken into areas depending on GOR and producing oil cut. Type curves for each area were developed through reservoir simulation and analogy to the existing wells, and further modified for lateral length and depletion from the older vertical wells. EURs for the four PUD locations range from 74 MBO to 109 MBO.

Pricing

Per SEC rules as of January 1, 2010, the SEC pricing is calculated by averaging the first-of-the- month oil and gas pricing for the calendar year being evaluated.

The SEC oil price used for this evaluation was the average NYMEX WTI oil price for the preceding 12 months of $94.99/STB. A differential of -$0.80/STB was applied to all horizontal wells based on lease operating statements. A differential of -$2.23/STB was applied to all vertical wells.

The SEC gas price used for this evaluation was the average NYMEX Henry Hub gas price for the preceding 12 months of $4.35/MMBTU. Gas price differentials were applied to account for BTU content, fuel and shrink, POP contracts and area differentials. For the older vertical wells the calculated gas price differential was +21%. For all horizontal wells the differential was +168%.

Interests

Interest information was provided by FieldPoint for each property or unit. These interests are shown in the attached Exhibit A.

Taxes

Current severance tax rates for Texas are 7.5% for gas and 4.6% for oil. Ad valorem taxes were estimated at 2.5%.

Expenses and Capital Costs

For the Serbin Field vertical wells the future LOE was based on the historical expenses and a declining well count as the vertical wells are replaced by horizontal completions.

Expenses for Riley-operated horizontal wells are $7029/month for the first twelve months while the wells are on gas lift, then $4029/month. All wells are charged an additional $1.50/barrel of water produced.

Capital expenditures were based on current AFEs and adjusted for lateral length and the number of wells per drilling pad. Development drilling with one rig is scheduled to begin in January 2016.

Pinnacle Energy Services, LLC
9420 Cedar Lake Ave, Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700   www.PinnacleEnergy.com

Reserves

Remaining recoverable reserves are those quantities of petroleum that are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain). The estimated reserves and revenues shown in this report were determined for Proved Developed Producing (PDP), Proved Non-Producing (PNP), and Proven Undeveloped (PUD) reserve categories, as well as Probable (Prob) and Possible (Poss) Non-Proven reserve categories.

By definition, PDP generally refers to existing producing properties, while PNP refers to the additional reserves from behind pipe (BP) intervals, activities to increase production or reserves from existing completions, or wells which have been tested and are awaiting sales. PUD refers to development drilling locations with definable reserves using offset well and reservoir parameters. For PNP and PUD, the activity or targeted zones must be known to produce commercial hydrocarbons in quantifiable volumes and rates and reserves can be reasonably accurately estimated based on analogies and available geological and engineering information.

Non-Proven Probable and Possible reserves appear to have engineering and geologic merit and have been determined to have over 50% (Probable) or less than 50% (Possible) likelihood to be commercially productive, but lack some aspect by definition to be considered proven, such as proximity to commercial production, production methods not proven for a certain geological or production application, or other geological or engineering deficiency.

Accuracy of production forecasts generally depends on the amount of historical data production and pressure available and the majority the producing wells reviewed in this evaluation had sufficient historical data to forecast future production with confidence. Those with limited production or pressure data history were forecasted by reviewing analogy well and test data and applying this knowledge to the available well information.

Future Cashflow

Future cash flow being reported is after deducting state production taxes and ad valorem taxes, but prior to deducting federal income taxes. The future net cash flow has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

General

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were arrived at by using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

Pinnacle Energy Services, LLC
9420 Cedar Lake Ave, Oklahoma City, OK 73114
Ofc: 405-810-9151 Fax: 405-843-4700   www.PinnacleEnergy.com

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional jud gments.  The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confinned.  A field inspection of the properties is not usually considered necessary for the purpose of this report.

Additional information reviewed will be retai ned and is available for review at any time.  Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise. Pinnacle Energy Services, L.L.C. are independent Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent bases.

Pinnacle Energy Services, LLC

Richard J. Morrow,
P.E. Petroleum
Engineer

Disclaimer: Pinnacle Energy Services, L.L.C. nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives make any representation or warranty, express or impl ied , in connection with any of the information made available herein, i ncl uding, but not li mited to, the past, present or future value of the anticipated reserves, cash flows, income, costs, expense, liabil ities and profits, if any, to be derived from the properties described herein. All statem ents, estimates, projections and impl ications as to future operations are based upon bestjudgments of Pinnacle Energy Services; however, there is no assurance that such statements, estimates, projections or implications w ill prove to be accurate. Accordingly, any company, or other party receiving such information will rely solely upon its own independent examination and assessment of said information. Neither Pinnacle Energy Services nor any of its subsidiaries, affil iates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives shall have any liabil ity to any party recei ving the information herein, nor to any affil iate, partner, member, officer, director, shareholder, employee, consultant, advisor, agent or representative of such party from any use of such information. The property descri ption and other information attached hereto are for the sole, confidentia l use of the person to whom this copy has been made available. It may not be disseminated or reproduced in any matter whatsoever, whether in full or in part, without the prior written consent of Pinnacle Energy Services, L.L.C. This evaluation and all descriptions and other information attached hereto are for information purposes only and do not constitute an evaluation of or offer to sell or a sol icitation of an offer to buy any securities.

3/5/2015

Economic One-Liners

4:09:55 PM
Project Name : Serbin Taylor 2104 Q4   As of Date:  1/1/2015

Ownership Group :        FieldPoint

		Net Reserves		Net Revenue

Lease Name							Expense		Cash Flow
Reserve Category		Oil (Mbbl)	Gas (MMcf)	Oil (M$)	Gas (M$)	Other (M$)	& Tax (M$)	Invest. (M$)	Non-Disc. (M$)	Disc. CF (M$)	Life (years)
Risked / UnRisked

Grand Total
Total		177.65	135.51	16,666.55	1,230.64	0.00	6,978.69	3,122.16	7,796.34	4,497.96	32.36

Proved Producing Rsv Class & Category
Total		114.23	96.67	10,693.73	777.84	0.00	5,718.08	0.00	5,753.49	3,752.99	32.36

All Vertical Wells (143)	P-DP	46.14	54.60	4,280.29	287.40	0.00	3,651.16	0.00	916.52	628.52	15.88

Ranger 08A #1H	P-DP	18.02	8.76	1,697.11	102.11	0.00	534.98	0.00	1,264.23	814.07	31.23

Ranger 08A#2H	P-DP	16.44	8.38	1,548.95	97.74	0.00	493.06	0.00	1,153.63	784.99	28.82

Ranger 08A#3H	P-DP	18.05	9.35	1,700.07	109.00	0.00	518.34	0.00	1,290.73	859.36	30.49

Ranger 11A #1H	P-DP	15.58	15.58	1,467.31	181.60	0.00	520.54	0.00	1,128.37	666.05	32.36

Proved Undeveloped Rsv Class & Category

Total		63.41	38.84	5,972.82	452.80	0.00	1,260.61	3,122.16	2,042.86	744.97	19.74

Ranger 03A#1H 4000' Single	P-UD	16.35	16.01	1,540.01	186.61	0.00	327.31	627.06	772.24	362.42	19.74

Ranger 07A#1H 6000' Single	P-UD	19.31	9.38	1,819.04	109.29	0.00	377.88	927.46	623.00	204.76	19.15

Ranger 09A#1H 4000' Single	P-UD	13.87	6.73	1,306.89	78.45	0.00	277.71	783.82	323.81	88.90	14.33

Ranger 10A#1H 4000' Single	P-UD	13.87	6.73	1,306.89	78.45	0.00	277.71	783.82	323.81	88.90	14.33